Chardan 2008 Acquisition Corporation

DJSP Enterprises, Inc. *Business Combination*

December 2009

CHARDAN
CAPITAL MARKETS

Disclaimer / Forward-Looking Statements

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, about Chardan 2008 China Acquisition Corp., DAL Group, LLC ("DAL"), the Company and their combined business after completion of the proposed acquisition (the "Company"). Forward looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of Chardan and the Company's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: business conditions, changing interpretations of generally accepted accounting principles; outcomes of government or other regulatory reviews, particularly those relating to the regulation of the practice of law; the impact of inquiries, investigations, litigation or other legal proceedings involving the Company, which, because of the nature of the Company's business, have happened in the past to the Company and the Law Firm; the impact and cost of continued compliance with government or state bar regulations or requirements; legislation or other changes in the regulatory environment, particularly those impacting the mortgage default industry; unexpected changes adversely affecting the businesses in which the Company is engaged; fluctuations in customer demand; the Company's ability to manage rapid growth; intensity of competition from other providers in the industry; general economic conditions, including improvements in the economic environment that slows or reverses the growth in the number of mortgage defaults, particularly in the State of Florida; the ability to efficiently expand its operations to other states or to provide services not currently provided by the Company; the impact and cost of complying with applicable SEC rules and regulation, many of which the Company will have to comply with for the first time after the closing of the business combination; geopolitical events and changes, as well as other relevant risks detailed in Chardan's filings with the U.S. Securities and Exchange Commission, (the "SEC"), including its report on Form 20-F for the period ended December 31, 2008 and the Form 6-K filed with the SEC containing the proxy statement relating to the business combination to be mailed to shareholders of Chardan. The information set forth herein should be read in light of such risks. Chardan, DAL, and the Company do not assume any obligation to update the information contained in this press release.

Disclaimer / Forward-Looking Statements

In connection with the proposed acquisition, Chardan 2008 China Acquisition Corp. ("CACA"), CACA will prepare a proxy statement that it will file with the SEC under cover of a Form 6-K. When completed, a definitive proxy statement and a form of proxy will be mailed to the stockholders of CACA seeking their approval of the transaction. Before making any voting decision, CACA's stockholders are urged to read the proxy statement regarding the proposed acquisition carefully and in its entirety because it will contain important information about the proposed acquisition. CACA's stockholders will be able to obtain, without charge, a copy of the proxy statement (when available) and other relevant documents filed with the U.S. Securities and Exchange Commission from the Commission's website at http://www.sec.gov. CACA's stockholders will also be able to obtain, without charge, a copy of the proxy statement/prospectus and other relevant documents (when available) by directing a request by mail to: Chardan 2008 China Acquisition Corp., c/o Chardan Capital, LLC, 402 W. Broadway, Ste. 2600, San Diego, CA Attn: Jane Linquist. CACA and its directors and officers may be deemed to be participants in the solicitation of proxies from CACA's stockholders with respect to the proposed merger. Information about CACA's directors and executive officers and their ownership of CACA's common stock is set forth in CACA's annual report on Form 20-F for the fiscal year ended December 31, 2008. Stockholders may obtain additional information regarding the interests of CACA and its directors and executive officers in the proposed transaction, which may be different than those of CACA's stockholders generally, by reading the proxy statement, when available, and other relevant documents regarding the proposed acquisition.

The financial information and data contained in this presentation is unaudited and does not conform to the SEC's Regulation S-X. Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in, CACA's proxy statement to solicit stockholder approval for the proposed acquisition. This presentation includes certain estimated financial information and forecasts presented as pro forma financial measures that are not derived in accordance with generally accepted accounting principles ("GAAP"), and which may be deemed to be non-GAAP financial measures within the meaning of Regulation G promulgated by the SEC. CACA and the Company believe that the presentation of these non-GAAP financial measures serve to enhance the understanding of the financial performance of the Company and the proposed acquisition. However, these non-GAAP financial measures should be considered in addition to and not as substitutes for, or superior to financial measures of financial performance prepared in accordance with GAAP. Our Non-GAAP financial measures may not be comparable to similarly titled pro forma measures reported by other companies For a Non-GAAP reconciliation table please see Appendix slide 42.

Chardan 2008 Acquisition Corp (CACAU, CACA, CACAW)

- **NASDAQ Listed SPAC with $54.3 million in Trust ($7.89 per share issued in IPO)**
  - Raised $55,000,000 in August 2008 IPO
  - 9,399,676 ordinary shares and 11,304,166 warrants outstanding
    - 6,875,000 units placed at $8.00 per unit
      - Each unit comprised of one common share and one warrant
      - Warrant convertible at $5.00 and callable if common shares trade > $10.00 for 20 out of 30 days
    - 2,524,676 units & 2,000,000 warrants owned by management

About DJSP Enterprises, Inc. (“DJSP”)

- **One of the *largest* providers of processing services to mortgage lenders in Florida, and believed to be the largest judicial mortgage foreclosing processing company in the US.**
  - ~20% market share in Florida
  - ~1000 employees

- **DJSP will have three (3) operating subsidiaries:**
  - ***Default Servicing, Inc.*** – Provides REO liquidation services
  - ***Professional Title & Abstract Company of Florida, LLC.*** – Provides title services
  - ***DJS Processing, LLC*** - Provides a wide range of processing services in connection with mortgages, foreclosures, closings, loan modifications, bankruptcy, related litigation, etc.

- **Headquartered in Plantation, Florida with operations in:**
  - San Juan, Puerto Rico; Louisville, KY (REO Operations); Manila, Philippines (Service Center)

- **DJSP’s CEO, David J. Stern, who also owns the Law Offices of David J. Stern, P.A. (“DJS”). DJS is designated counsel for Fannie Mae & Freddie Mac in the State of Florida**

DJSP Highlights

- **DJS maintains strong relationships with clients that are *INDUSTRY LEADERS***
  - Includes **<u>ALL</u>** of the top 10, and 17 of the top 20 mortgage lenders in U.S
  - Long term retention of DJS's clients, many >10 years
  - DJSP delivers unparalleled customer service by combining unique mortgage & foreclosure expertise with highly automated electronic processing
- **Highly positive industry dynamics and outlook**
- **Highly scalable operation**
  - Going public will allow DJSP to accelerate its growth and leverage its client relationships and infrastructure

Transaction Summary

At Close:

- **Cash: $59 million**

- **Notes to Seller: $87 million**
  - ~$ 52 million Note; 3% annual interest; Term of 36 months
  - ~$35 million Note; 0% interest for 6 months; 3% interest from 6 months to 18 months; 8% after 18 months; term of 60 months; paid after other seller note has been paid in full

- **Equity: 4,366,667 shares**
  - Common Shares: 2,700,000 shares of DAL convertible on a 1-for-1 basis to Chardan ordinary shares after the one year anniversary of the closing of the business combination
  - Series A Preferred Shares: 1,666,667 shares of DAL Convertible on a 1-for-1 basis into common shares or Series A Preferred Shares of Chardan and with a liquidation preference of $15 per share until conversion

Earn-Out:

- **Equity: 3,900,000 shares**
  - 3,900,000 shares divided into five sub-classes, and each subclass is automatically convertible into common shares of Chardan on a 1-for-1 basis only if Chardan's stock trades above that subclass' price target for 10 out of 20 consecutive trading days

Post Business Combination Cap Table

	Common	Series A*	Warrants	Contingent Earn out Shares - Series B Preferred*	TOTAL: Initial Ownership (including Series A & excluding Series B)	TOTAL: Including Warrants
DJSP Management/DAL Owners	2,700,000*	1,666,667		3,900,000	4,366,667	4,366,667
CACA Shareholders	6,875,000		6,875,000		6,875,000	13,750,000
CACA Management	2,524,676		4,291,666		2,524,676	6,816,342
Other Investors	1,500,000				1,500,000	1,500,000
Underwriters Option			275,000			275,000
Total	13,599,676	1,666,667	11,441,666	3,900,000	**15,266,343**	**26,708,009**

***Convertible into common shares 1:1**

Contingent Earn-Out Shares (Series B Preferred*)						
Share Price Target	$10.00	$12.50	$15.00	$17.50	$20.00	**Total**
Series B Shares	750,000	750,000	800,000	800,000	800,000	**3,900,000**

Adjusted Income Statement

Adjusted Historical Financials	2006	2007	2008	6 Mos Ended 6/30/09	2009E
Revenue	**$40.39**	**$115.50**	**$199.20**	**$116.77**	**$259.26**
Operating Expenses					
Client Reimbursed Costs	$16.80	$47.61	$92.32	$55.8	$138.65
Compensation related expenses	$11.01	$20.27	$44.36	$21.64	$40.0
Direct operating expenses	$1.10	$3.59	$6.99	$11.37	$21.01
Other G&A	$2.71	$5.08	$12.08	-	-
Depreciation Expense	$0.19	$0.28	$0.59	$0.51	$2.08
Total Operating Expenses	**$31.81**	**$76.83**	**$156.35**	**$89.31**	**$201.75**
Adjustments:					
less: total adjustments	$2.64	$4.99	$18.03	$6.83	$10.30
Adjusted Operating Expenses	**$29.16**	**$71.84**	**$138.32**	**$82.48**	**$191.45**
Adjusted EBITDA	**$11.23**	**$43.66**	**$60.88**	**$34.29**	**$67.81**
less: Adjusted Dep & Amort	$0.20	$0.28	$0.59	$0.51	$2.08
add: Other Income/Expenses	-	$0.02	$0.03	-	($0.10)
less: Taxes (35%)	$3.86	$15.19	$21.11	$11.82	$22.97
Adjusted Net Income	**$7.17**	**$28.21**	**$39.21**	**$21.95**	**$42.66**
Total Operating Adjustments to DAL	$2.64	$4.99	$18.03	$6.83	$10.30
Total Tax Adjustments	$3.86	$15.19	$21.11	$11.82	$22.91

Adjustments include salaries and other miscellaneous expenses and tax of 35%

Financial Projections

Revenue



350
300
250
200
150
100
50
$115.5
$199.2
$259.0
$318.0
2007
2008
2009 E
2010 E

Adjusted Net Income



50
45
40
35
30
25
20
15
$28.21
$39.21
$42.7
$49.0
2007
2008
2009 E
2010 E

Notes:

- 2007,2008 & 2009 net income numbers are adjusted to account for "add backs", including salary and other miscellaneous expenses, and assume 35% tax rate (See appendix)
- Net income projection excludes one time expenses related to the business combination

Financial Projections



Earnings Per Share
In USD
2.6
2.4
2.2
2
$2.21
$2.54
2009 E
2010 E

Notes:

1. Above calculated using the Treasury Method assuming a common stock price of $7.89 and share count outstanding is 19.3 million
2. Net income presented on a Non-GAAP basis by excluding one time expenses related to the business combination
3. **On a fully diluted basis (26.71 million shares outstanding), projected EPS is *$1.60* and *$1.84* for 2009 & 2010, respectively, excluding one time expenses related to the business combination**

DJSP Business Lines / Services

- **DJSP offers its clients bundled processing services, including:**
  - Foreclosure Processing, Title Services, Loan Modification/Loss Mitigation, REO Liquidations and closings, Title Insurance, Bankruptcy Services, Related Litigation Services, Second Lien Monitoring


2009 EBITDA
$67.8 million
~19% Est. Growth
2010 EBITDA
$80.6 million
Foreclosure
Title
REO
Other
2.4%
13.1%
21.8%
62.6%
2.4%
17.6%
22.8%
57.2%

Projected EBITDA Breakdown by Business Segment

Key Growth Drivers

1. **REO Processing Services – Est. REO revenue expected to increase >50% in 2010**
   - DJS had only ONE liquidation client in 2009 – expects to increase in 2010
   - REO is expected to represent ~18% EBITDA in 2010

2. **Geographic Expansion – Plans to commence expansion plan in 2010**
   - Plans to expand both organically and though acquisitions
   - Multiple acquisition targets have been identified

3. **"Direct Source Programs" – Expects to increase file volumes from DJS's EXISTING client base**
   - Direct Source programs by mortgage lenders aim to consolidate vendors to increase efficiency
   - Expected to drive additional business to DJS from top clients including:
     - Chase/EMC/WaMu, Bank of America/Countrywide Wells Fargo and Citigroup

4. **Loan Modification Services – Plans to capitalize on current regulatory environment**
   - Recently opened new office dedicated to this opportunity

Top Clients

- **DJS clients include 17 out of the 20 largest mortgage servicers:**

Bank of America SunTrust usbank

CHASE WELLS FARGO PNC LEADING THE WAY

GMAC FannieMae HSBC

citigroup Freddie Mac

DJSP Strong Management Team

- **Senior Management is comprised of long-tenured, experienced and dedicated staff**
  - Led DJSP through a period of significant growth using innovative thinking and an entrepreneurial mind-set
  - Over 120 years of combined industry experience and an average of 20 years of industry experience
  - Extensive experience launching and growing foreclosure processing operations in multiple states

Core Team	Age	Years Relevant Experience
David J. Stern, CEO	47	21
Kumar Gursahaney, CFO	53	26
Cheryl L. Samons, Operations Manager	40	16
Phill Cobb, Business Development Manager	50	26
Jennifer R. Johnson, REO Liquidation Manager	36	15
Carol Whitlow, Title Operations Manager	40	16

INTRODUCTION TO THE TARGET COMPANY

THE MARKET

GROWTH DRIVERS AND STRATEGY

COMPETITION

SUMMARY

APPENDIX

Foreclosure Volume Growth

Historical Foreclosure Growth

- Foreclosures have experienced sustained growth for over 25 years at an annual growth rate of approximately 12%
- Foreclosure volumes are expected by DJSP management to be significant even when they revert to historical levels



U.S. Number of Foreclosures
2,200,000
2,000,000
1,800,000
1,600,000
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0

Near Term Outlook

- Loans past due, the leading indicator for future foreclosure filings, continue to increase
- As of November 2009, 1 in 4 mortgages were in arrears
- Foreclosure volumes through 2012 are expected to increase dramatically and remain elevated through 2017 (Credit Suisse "U.S. Mortgage Strategies")

Interest Rate Resets & ARMs Will Drive Market

- **Large number of loan resets through 2012 are expected to accelerate foreclosures**
  - Option ARM loans enabled people to buy homes they could not afford as they featured low initial monthly payments that will reset to significantly higher monthly payments
  - Resets can increase monthly payments to homeowners by >2X
- **Alt-A and Option Arm mortgages written between 2005 & 2007 (worth $1.5 trillion) are expected to have ultimate default rates of >50%**
  - Highest level of interest rate resets to occur during 2010 and 2011 and will remain at historically high levels well into 2012


Agency
Alt-A
Option ARM*
Prime
Subprime
Months to 1st reset

*Option ARMs show estimated recast schedule based on current negam rate; Source: Credit Suisse (US Mortgage Strategy), LoanPerformance, FHFN/GN

CHARDAN

Key Growth Drivers

1. **<u>Expand REO Business</u> -** REO liquidation/closing business is increasing rapidly
   - Lender REO portfolios expanding nationwide
   - Industry REO processing volume expected to increase both in deteriorating home values and rebounding housing market
   - Currently only represents **<u>ONE</u>** client – expects to increase in 2010
   - DJS expects a significant amount of REO files from DJS's existing clients beginning 2010
   - Expected to represent ~18% of EBITDA in 2010, an increase of >50% from 2009
   - REO processing capabilities have been expanded to accommodate volume increase
   - Rebounding home market benefits revenue dynamics

Key Growth Drivers

2. **Increase Market Share** - DJSP plans to capture additional market share in core Florida foreclosure business by adding new customers and increasing customer penetration
   - ~20% market share in Florida means significant room to grow – significant volume increase opportunity from DJS's existing clients
   - New Direct Source programs by servicers will consolidate vendors to increase efficiency
   - DJS expects additional business from Chase/WaMu, BofA/Countrywide, Wells Fargo and Citigroup
   - Expected to result in significant file volume growth for DJSP beginning in 2010 and beyond

3. **Expand Geographically** – DJSP plans to expand geographically into other States
   - Plans to leverage DJS's strong client relationships to generate business in new states
   - Existing infrastructure and systems are highly scalable at minimal cost
   - Plans to commence expansion in 2010
   - Multiple potential accretive acquisition targets in key markets

Key Growth Drivers

4. **Expand Service Offering** – DJSP plans to offer new, additional services to grow top and bottom lines including:
    - Lien Searches (Unrecorded Liens, Credit Card & Home Equity Lines of Credit Applications), Document Retrieval, Automotive & Marine Repossession & Bankruptcy Services, Commercial Foreclosure & Closings, etc.
    - DJS's clients prefer to use fewer vendors and many have requested that DJS provide more services
5. **Increase Loan Modification Services** – DJSP expects to capitalize on the current regulatory environment
    - Recently opened a new office focused primarily on this opportunity
    - Many customers want DJS to provide these services
    - Large number of loans modified to-date have re-defaulted
        - As a result, DJSP expects revenues from these services to be incremental to its base foreclosure revenues
6. **Add and Expand Cyclical Business Segments** – DJSP plans to establish or acquire cyclical business lines in mortgage origination and support services
    - Natural extension of business due to synergies and crossovers in services and customers
    - Excellent time to enter this market as many players have left
        - Banks and other participants exited or folded
        - Large number of remaining participants seeking exits are attractive acquisition candidates

DJSP Competition

- **Most businesses dealing with residential foreclosures are small**
  - Have no economies of scale
  - Limited access and lack of ability to meet high file volume requirements of market dominant lenders
- **The bulk of foreclosures will increasingly be managed by fewer and fewer high quality processors**
  - Consolidation trend represents a huge opportunity for DJSP
  - The Direct Source program is an example
- **Publicly listed or private equity owned firms include:**
  - Dolan Media (NYSE:DM): Operations in Michigan, Indiana, Minnesota, Texas, California, Georgia, Florida
  - Lender Processing Services, Inc. (NYSE: LPS)
  - Prommis Solutions (Great Hill Partners firm): Operations in California and Georgia
  - Pillar Processing (TailWind Capital firm): Operations in New York

Comparable Public Companies

Comparable Metrics Analysis

Name	2009 Revenue (Projected)	2009 Net Income [1] (Projected)	2010 Net Income [1] (Projected)	PE [2] Trailing 12 months	PE [2] Est. 2010
Dolan Media (NYSE: DM)	$260.0 M	$29.2 M	$33.7 M	18.69x	10.31x
(DM foreclosure business only)	$172.0 M				
Lender Processing Services (NYSE: LPS)	$2.35 B	$296.1 M	$330.6 M	15.83x	12.16x
DJSP [3]	**$259.4 M**	**$42.7 M**	**$49.0 M**	**4.79x**	**4.17x**

Notes:

[1] Average Analyst Estimates from Zacks Investment Research
[2] Yahoo Finance (Dec. 1, 2009)
[3] DJSP data reflects est. for YE Dec. 31, 2009
[3] Assumes all warrants are exercised, 26.71 M shares outstanding ,and shares valued at $7.89/share (the liquidation value for SPAC investors). Net income is Non-GAAP and excludes one time expenses related to the business combination

Comparative Pricing Analysis on Earnings

	DJSP Projected 2010 EPS [1]	CACA Stock Price Current	CACA Stock Price @ Dolan Media 2010 PE multiple (10.31x)	CACA Stock Price @ Lender Processing Services 2010 PE multiple (12.16x)
Treasury Method [2]	**$2.54**	$7.78	**$26.19**	**$30.89**
Fully Diluted [3]	**$1.84**	$7.78	**$18.97**	**$22.37**

Notes:
1. Based on Non-GAAP net income, which excludes one-time expenses related to the business combination
2. Assuming a common stock price of $7.89 and share count outstanding is 19.3 million
3. 26.71 million shares outstanding

Investment Summary

- **Substantial operating cash flow of >$3.6 million / month on average**
- **DJS has extensive and loyal Blue Chip client base**
- **Tremendous opportunities for growth**
- **Highly positive industry dynamics for foreseeable future**
- **Entrepreneurial and aggressive management team with strong track record of success**
- **Business platform in place to enter into cyclical businesses**

Projected Pro Forma Balance Sheet at Close of Business Combination

Assets	
Current assets:	
Cash & equivalents	4,400,000
A/R, WIP	38,058,000
Other current assets	48,000
Total current assets	42,506,000
Fixed Assets	3,588,000
Total assets*	**46,094,000**
Liabilities	
Current liabilities:	
Total current liabilities	12,164,000
BofA Revolver (Interest rate TBD – expected to be ~5%)	10,200,000
Seller Note (3% interest)	52,469,000
Warrant Note (0% interest for 6 months, 3% 6-18 months, 8% after 18 months)	35,000,000
Other Long Term Liabilities	7,095,000
Total liabilities	**116,928,000**

*Assets and Liabilities are projected as of 12.31.09
*Assume transactions closes 12.31.09
•Cash based on projected cash as of 1.31.10
**Does not include intangible assets arising from the business combination

Appendix – Post Closing Structure (Interim)



DAL common units can be exchanged on a 1:1 basis for ordinary shares of DJSP after the 1-year anniversary of the closing of the business combination
DAL Series A Preferred units can be exchanged on 1:1 basis for DAL common or DSP Series A Preferred shares after the 1-year anniversary of the closing of the business combination. The Series A Preferred has a liquidation preference of $15/share & votes on an as-converted basis
DAL Series B Preferred units convert automatically on 1:1 basis to DAL common units when DJSP's shares trade at or above certain price targets for 10 out of 20 consecutive days. DAL common units can be exchanged on a 1:1 basis for ordinary shares of DJSP after the 1-year anniversary of the closing of the business combination
Original CACA Shareholders – 22,341,342 ordinary shares
• 9,399,676 SPAC ordinary shares
• 11,441,666 warrants exercisable into ordinary shares
• 1,500,000 ordinary shares - Other New Investors
DJSP Enterprises, Inc. formerly "Chardan 2008 China Acquisition Corp."
84.0%
16.0% (calculation does NOT include Series B)
Affiliates of David Stern & existing DAL owners 2,700,000 DAL common units
Affiliates of David Stern & existing DAL owners 1,666,667 DAL Series A Preferred Units
Affiliates of David Stern & existing DAL owners 3,900,000 DAL Series B Preferred Units
DAL Group, LLC "DAL"
100%
Professional Abstract & Title Company of Florida, LLC.
Default Servicing, LLC
DJS Processing, LLC

Appendix - DJSP Management Biographies

David J. Stern, President/CEO – Mr. Stern is the founder and sole shareholder of the Law Firm of David J. Stern, P.A. ("DJS"), Professional Abstract and Title Company of Florida, Inc. ("PTA"), and Default Servicing, Inc. ("DSI") (all collectively referred to as the Companies). He will serve as President and Chief Executive Officer of DJSP. He has over 20 years of industry experience. Prior to the founding of the Firm, Mr. Stern served as National Quality Control Attorney for a nationwide law firm specializing in mortgage lender representation where he was responsible for the organization, reorganization and supervision of over 30 firms nationwide within the organization. Mr. Stern has earned several industry achievement awards including Fannie Mae's Attorney of the Year in 1998 and 1999. Mr. Stern graduated with honors from Appalachian State University with a Bachelor of Science Degree and earned his Juris Doctorate from South Texas College of Law in Houston, Texas.

***Kumar Gursahaney*, Interim CFO** – Mr. Gursahaney serves as Interim Chief Financial Officer and is responsible for all financial aspects of the Companies. He will serve in a similar capacity for DJSP. Prior to his employment with the Companies, Mr. Gursahaney worked for AmComp Incorporated where he served as assistant vice president, finance from 2003 to 2004 and served as senior vice president, chief financial officer and treasurer from 2004 to 2008. From 2002 to 2003, Mr. Gursahaney served as vice president and chief financial officer for the insurance operations at Transportation Financial Group. Mr. Gursahaney was a vice president and comptroller for the Domestic Brokerage Group of American International Group, Inc. between 1986 and 1998. Prior to his tenure at AIG, Mr. Gursahaney was a Audit Senior in the New York offices of PriceWarehouseCoopers.

***Phillip Cobb*, Business Development Manager** – Mr. Cobb serves as Business Development Manager of the Companies. He will serve in a similar capacity for DJSP. Prior to joining the Target Business in 2009 he served as Senior Vice President at Bank of America from 2007 to 2009 and from 1997-2007 he served as Senior Vice President at National City Mortgage.

Cheryl L. Samons, Operations Manager (Plantation) – Ms. Samons serves as Operations Manager of the Plantation operations and is responsible for the oversight of all processing and administrative operations at the Companies. She will serve in a similar capacity for DJSP. She has extensive experience in the foreclosure industry having worked at several law firms providing foreclosure processing services. Prior to joining the Company, she served as the Manager of Eastern Region Reorganization for a nationwide law firm specializing in mortgage lender representation. Ms. Samons earned a B.S. in Legal Administration and Criminal Justice from Ball State University.

Appendix - DJSP Management Biographies – Cont'd

Jennifer R. Johnson, DSI Operations Manager – Ms. Johnson serves as Operations Manager of DSI and is responsible for the oversight of all REO liquidation operations. She will serve in a similar capacity for DJSP. She has extensive experience in default reporting, loss mitigation and REO management. Prior to joining the Company, Ms. Johnson served in managerial capacities in the REO division at Bank of America Mortgage.

Carol A. Whitlow, Title Operations Manager – Ms. Whitlow serves as Title Operations Director of PTA and is responsible for its title service operations. She will serve in a similar capacity for DJSP. Prior to joining the Companies, she served as Assistant Vice President for a national title company where she was responsible for title operations in Florida, Georgia, South Carolina and North Carolina. Ms. Whitlow is a graduate of Florida International University and is a licensed Title Insurance Agent through the Florida Department of Financial Services and maintains an active appointment by Attorneys' Title Insurance Fund, Inc.

Income Statement – Years Ended December 31, 2008, 2007 and 2006

	2008	2007	2006
Revenue (Note 2)	$ 199,202,701	$ 115,500,349	$ 40,392,317
Operating expenses:			
Client reimbursed costs	92,319,306	47,613,198	16,802,800
Compensation related expenses	44,356,093	20,268,283	11,006,660
Direct operating expenses	6,993,565	3,593,078	1,099,873
Other general and administrative	12,084,907	5,075,352	2,711,280
Depreciation expense	594,156	277,926	193,133
Total operating expenses	156,348,027	76,827,837	31,813,746
Operating Income	42,854,674	38,672,512	8,578,571
Other Income	31,677	16,328	-
Net income	$ 42,886,351	$ 38,688,840	$ 8,578,571

CHARDAN

Balance Sheet – Years Ended December 31, 2008, 2007 and 2006

Assets	2008	2007	2006
Current Assets			
Cash and cash equivalents	$ 1,427,588	$ 978,766	$ 69,889
Accounts receivable			
Client reimbursed costs	26,147,837	15,585,345	4,189,833
Fee income, net	11,807,293	9,981,788	3,006,583
Unbilled receivables	11,210,565	8,227,464	-
Total accounts receivable	49,165,695	33,794,597	7,196,416
Prepaid expenses	46,939	302,185	40,758
Total current assets	50,640,222	35,075,548	7,307,063
Equipment and Leasehold Improvements, net (Not	3,154,623	2,724,594	1,419,047
	$ 53,794,845	$ 37,800,142	$ 8,726,110
Liabilities and Stockholder's and Member's Equity			
Current Liabilities			
Accounts payable – client reimbursed costs	$ 20,425,337	$ 10,325,195	$ 2,116,783
Accounts payable	742,601	158,111	49,466
Accrued compensation	2,207,094	1,000,557	524,956
Accrued expenses	976,643	526,613	363,150
Current portion of capital lease obligations	217,095	112,149	45,953
Deferred revenue	263,900	263,900	430,603
Due to related party	25,035	12,883	6,578
Current portion of deferred rent (Not	821,464	-	-
Total current liabilities	25,679,169	12,399,408	3,537,489
Deferred Rent, less current portion (Note	137,859	-	-
Capital Lease Obligations, less current portion (	512,168	255,975	156,710
Total liabilities	26,329,196	12,655,383	3,694,199
Commitments and Contingencies (Not			
Stockholder's and Member's Equity			
Common stock	1,000	1,000	1,000
Retained earnings	7,608,920	6,073,685	1,652,616
Member's equity	19,855,729	19,070,074	3,378,295
Total stockholder's and member's equity	27,465,649	25,144,759	5,031,911
Total liabilities and member's equity	$ 53,794,845	$ 37,800,142	$ 8,726,110

Cash Flows - Years Ended December 31, 2008, 2007 and 2006

	2008	2007	2006
Cash Flows From Operating Activities			
Net income	$ 42,886,351	$ 38,688,840	$ 8,578,571
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation expense	594,156	277,926	193,133
Loss on disposal of leasehold improvements	1,698,303	-	-
Changes in operating assets and liabilities:			
(Increase) decrease in:			
Accounts receivable – client reimbursed costs	(10,562,492)	(11,395,512)	(2,923,610)
Fee income receivable, net	(1,825,505)	(6,975,205)	(996,102)
Unbilled receivables	(2,983,101)	(8,227,464)	-
Prepaid expenses	255,246	(261,427)	(3,488)
Increase in:			
Accounts payable – client reimbursed costs	10,100,142	8,208,412	1,737,252
Accounts payable	584,490	108,645	45,510
Accrued compensation	1,206,537	475,601	108,969
Accrued expenses	450,030	163,463	142,775
Deferred rent	959,323	-	-
Deferred revenue	-	(166,703)	(1,152,119)
Net cash provided by operating activities	43,363,480	20,896,576	5,730,890
Cash Flows From Investing Activities			
Purchases equipment and leasehold improvements	(2,274,184)	(1,301,523)	(141,556)
Net cash used in investing activities	(2,274,184)	(1,301,523)	(141,556)
Cash Flows From Financing Activities			
Net advances from related party	12,152	6,305	4,052
Principal payments on capital lease obligations	(87,165)	(116,489)	(50,221)
Distributions and dividends	(40,565,461)	(18,575,992)	(5,498,411)
Net cash used in financing activities	(40,640,474)	(18,686,176)	(5,544,580)
Net change in cash and cash equivalents	448,822	908,877	44,754
Cash and cash equivalents, beginning of year	978,766	69,889	25,135
Cash and cash equivalents, end of year	$ 1,427,588	$ 978,766	$ 69,889
Supplemental Disclosures of Cash Flow Information			
Cash payments for interest on capital lease obligations	$ 55,952	$ 39,138	$ 4,773
Supplemental Schedule of Noncash Investing Activities			
Acquisition of property and equipment through capital lease obligations	$ 448,304	$ 281,950	$ 204,575

Six Months Ended June 30, 2009

	For The Six Months Ended June 30, 2009 (Unaudited)	For The Six Months Ended June 30, 2008 (Unaudited)	For The Three Months Ended June 30, 2009 (Unaudited)	For The Three Months Ended June 30, 2008 (Unaudited)
Revenue	$ 116,766,051	$ 95,694,786	$ 61,722,462	$ 47,481,734
Operating expenses:				
Direct operating & other expenses	11,365,860	6,987,305	6,056,325	3,948,496
Client reimbursed costs	55,796,780	41,625,640	30,816,901	22,502,849
Compensation related expenses	21,638,413	17,381,244	10,634,042	9,676,430
Depreciation expense	510,156	572,606	255,078	286,303
Total operating expenses	89,311,209	66,566,795	47,762,346	36,414,078
Net Income	$ 27,454,842	$ 29,127,991	$ 13,960,116	$ 11,067,656

Six Months Ended June 30, 2009

Assets	June 30, 2009 (unaudited)	December 31, 2008
Current Assets		
Cash and cash equivalents	$ 2,806,268	$ 1,427,588
Accounts Receivable		
Client reimbursed costs	7,344,812	26,147,837
Fee income, net	20,747,540	11,807,293
Unbilled receivable	9,887,635	11,210,565
	37,979,987	49,165,695
Prepaid expense	133,854	46,939
Total current assets	**40,920,109**	**50,640,222**
Property and Equipment , net	4,100,578	3,154,623
	$ 45,020,687	**$ 53,794,845**
Liabilities and Stockholder's and Member's Equity		
Current Liabilities		
Accounts payable - reimbursed client costs	$ 7,344,812	$ 20,425,337
Accounts payable	1,282,720	742,601
Accrued compensation	2,275,253	2,207,094
Accrued expenses	698,433	976,643
Current portion of capital lease obligations	684,116	729,263
Deferred revenue	263,900	263,900
Due to related party	26,152	25,035
Current portion of deferred rent	1,039,119	821,464
Total current liabilities	**13,614,505**	**26,191,337**
Deferred Rent, less current portion	-	137,859
Line of Credit	9,500,000	-
Total liabilities	23,114,505	26,329,196
Commitment and contingencies		
Common stock	1,000	1,000
Retained earnings	8,563,608	7,608,920
Member's equity	13,341,574	19,855,729
Total stockholder's and member's equity	21,906,182	27,465,649
Total liabilities, stockholder's and member's equity	**$ 45,020,687**	**$ 53,794,845**

Six Months Ended June 30, 2009

	For The Six Months Ended June 30, 2009 (Unaudited)	For The Six Months Ended June 30, 2008 (Unaudited)
Cash Flows From Operating Activities		
Net income	$ 27,454,842	$ 29,127,991
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	510,156	572,606
Changes in operating assets and liabilities:		
(Increase) decrease in:		
Accounts receivable - client reimbursed costs	18,803,025	(6,399,998)
Fee income receivable , net	(8,940,241)	(1,632,131)
Unbilled receivable	1,322,929	(3,834,389)
Prepaid expenses	(86,726)	(425,470)
Increased (decrease) in :		
Accounts payable - client reimbursed costs	(13,080,722)	8,325,646
Accounts payable	540,117	534,354
Accrued expenses	(277,091)	(60,907)
Accrued compensation	68,159	357,152
Deferred rent	79,795	
Net cash provided by operating activities	**26,394,243**	**26,564,854**
Cash Flows From Investing Activities		
Purchase of property and equipment	(1,456,108)	(2,683,003)
Cash Flows From Financing Activities		
Advances on line of credit	9,500,000	-
Principal payments on capital lease obligations	(45,147)	-
Distributions	(33,014,308)	(24,203,541)
Net cash flow used for financing activities	**(23,559,455)**	**(24,203,541)**
Net change in cash and cash equivalents	1,378,680	(321,690)
Cash and cash equivalents, beginning of period	1,427,588	978,567
Cash and cash equivalents, end of period	$ 2,806,268	$ 656,877

CHARDAN

Non-GAAP Financial Measures (EBITDA & Net Income Adjustments)

Non-GAAP Financial Measures - The financial information and data contained in this presentation is unaudited and does not conform to the SEC's Regulation S-X. Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in, CACA's proxy statement to solicit stockholder approval for the proposed acquisition. This presentation includes certain estimated financial information and forecasts presented as pro forma financial measures that are not derived in accordance with generally accepted accounting principles ("GAAP"), and which may be deemed to be non-GAAP financial measures within the meaning of Regulation G promulgated by the SEC. CACA and management of the acquired business believe that the presentation of these non-GAAP financial measures serve to enhance the understanding of the financial performance of acquired business and the proposed acquisition. However, these non-GAAP financial measures should be considered in addition to and not as substitutes for, or superior to financial measures of financial performance prepared in accordance with GAAP. Our pro forma financial measures may not be comparable to similarly titled pro forma measures reported by other companies. The non-GAAP measures used herein may not be comparable to similarly titled measures reported by other companies. Such measures are not recognized terms under U.S. GAAP, and should be considered in addition to, and not as substitutes for, or superior to, operating income, cash flows, revenues, or other measures of financial performance prepared in accordance with generally accepted accounting principles. Such measures are not a completely representative measure of either the historical performance or, necessarily, the future potential of the Company.

Adjusted EBITDA - The adjusted EBITDA measure presented consists of income (loss) from continuing operations before (a) interest expense, net; (b) income tax expense; (c) depreciation and amortization; and (d) non-recurring income and/or expense. The adjusted EBITDA margin is the ratio of adjusted EBITDA to total revenues. The Company is providing adjusted EBITDA, a non-GAAP financial measure, along with GAAP measures, as a measure of profitability because adjusted EBITDA helps the Company to evaluate and compare its performance on a consistent basis with the lower operating cost structure that will be in place after consummation of the Transaction In the calculation of adjusted EBITDA, the Company excludes from expenses the compensation paid to the Company's Founder that exceeds the base compensation that he will be entitled to receive after completion of the Transaction, as well as the payroll taxes associated with such compensation, non-recurring travel expenses incurred on behalf of the Founder and other benefits received in prior periods that will not be permitted in following the closing of the Transaction.

Appendix – Non-GAAP Financial Measures (EBITDA Adjustments)

Adjusted EBITDA is a non-GAAP measure that has limitations because it does not include all items of income and expense that affect the operations of the Company. In addition, it should be noted that companies calculate adjusted EBITDA differently and, therefore, adjusted EBITDA as presented for us may not be comparable to the calculations of adjusted EBITDA reported by other companies.

Adjusted Net Income - The Company is providing adjusted Net Income, a non-GAAP financial measure, along with GAAP measures, as a measure of profitability because adjusted Net Income helps the Company to evaluate and compare its past performance on a consistent basis with the taxable structure that will be in place after consummation of the transaction, reflecting the effects of that taxable structure on profitability. In the calculation of adjusted Net Income, the Company deducts the Depreciation and Amortization amounts from the Adjusted EBITDA calculation and then subtracts the income tax expense, calculated at the expected 'going forward' tax rate of 35%, from such figure.

Non-GAAP Financial Measures (EBITDA & Net Income Adjustments)

	6 Months Ended	Years Ended December 31,		
	30-Jun-09	2008	2007	2006
Net Income	$ 27,454,842	$ 42,886,351	$ 38,688,840	$ 8,578,571
Adjustment				
Adj. to Fee to Processing	1,041,439	-	-	-
Officers' Salaries	2,170,000	12,640,000	4,415,000	2,890,000
Non-Recurring Travel	1,457,057	384,364	-	-
Other Non-Recurring Salary & Benefits	1,627,846	4,360,555	294,931	(431,500)
Payroll Tax	23,170	46,415	-	-
Depreciation & Amortization	510,156	594,156	277,926	197,111
Other Income (Expense)	-	31,677	16,328	-
Total Adjustments	6,829,668	17,993,813	4,971,529	2,655,611
Pro-Forma EBITDA	**$ 34,284,510**	**$ 60,880,164**	**$ 43,660,369**	**$ 11,234,182**
Adjustments to Reconcile Pro-Forma Net Income				
Depreciation & Amortization	510,156	594,156	277,926	197,111
Other Income (Expense)		31,677	16,328	
Tax (Estimated at 35%)	11,821,024	21,111,190	15,189,570	3,862,975
Total Adjustments	12,331,180	21,673,669	15,451,168	4,060,086
Pro-Forma Net Income	**$ 21,953,330**	**$ 39,206,495**	**$ 28,209,201**	**$ 7,174,096**

Financial Adjustments (Back-up Information)

Adjusted Historical Financials	2006	2007	2008	6 Mos Ended 6/30/09
Revenue	$40.39	$115.50	$199.20	$116.77
Operating Expenses	$31.81	$76.83	$156.35	$89.31
Adjustments:				
less: total adjustments for salary and other misc. expenses	$2.64	$4.99	$18.03	$6.83
Adjusted Operating Expenses	$29.16	$71.84	$138.32	$82.00
Adjusted EBITDA	$11.23	$43.66	$60.88	$34.29
less: Dep & Amort	$0.19	$0.28	$0.59	$0.51
Adjusted EBIT	$11.04	$43.38	$60.29	$33.78
add: Other Income/Expenses	-	$0.02	$0.03	-
less: Taxes (35%)	$3.86	$15.19	$21.11	$11.82
Adjusted Net Income	$7.17	$28.21	$39.21	$21.95
Total Adjustments to DAL for salary and other misc. expenses	$2.64	$4.99	$18.03	$6.83

Audited Historical Financials	2006	2007	2008	*6 Mos Ended 6/30/09
Revenue	$40.39	$115.50	$199.20	$116.77
Operating Expenses	$31.81	$76.83	$156.35	$89.31
Operating Income (EBIT)	$8.58	$38.67	$42.85	$89.31
add: Other Income/Expenses	-	$0.02	$0.03	-
Net Income	$8.58	$38.69	$42.89	$27.45

* **Adjustments include salaries and other miscellaneous expenses**

* EBITDA margin variability due to business expansion in 2008 and 2009 including:
  * Substantially increased personnel
  * Training for Direct Source
  * Instituting electronic processing

Contact Information

Kerry Propper
CEO
646-465-9088
kpropper@chardancm.com

CHARDAN
CAPITAL MARKETS

New York City
17 State Street
Suite 1600
New York, NY 10004
646.465.9000

Beijing
6B Chaowai Da Jia
SOHO Building A
Suite 2206
Chaoyang District
Beijing, China 10021
86.10.59002666

Beverly Hills
143 North Arnaz Drive
Suite #101
Beverly Hills, CA 90211
646-465-9040